Contact

www.linkedin.com/in/dan-chen-62685514 (LinkedIn)
www.avic.com.cn (Company)

Top Skills

Mergers & Acquisitions
Private Equity
Investment Banking

Languages

Chinese (Native or Bilingual)
English (Native or Bilingual)

Dan Chen

Founding Partner at Silver Ridge Capital
Shenzhen, Guangdong, China

Summary

Experienced Head with a demonstrated history of working in the venture capital and private equity industry. Strong administrative professional skilled in Securities, Asset Management, Management, Mergers & Acquisitions (M&A), and Start-ups.

Experience

Kermode Biotechnologies

Chairperson of the Board
July 2019 - Present (6 years 2 months)
United States

Silver Ridge Capital Limited

Founding Partner
January 2018 - Present (7 years 8 months)
Shenzhen, Guangdong

NewMargin Ventures

Senior Partner, Head of Southern Office
April 2015 - January 2018 (2 years 10 months)
Shenzhen, China

Huarong Securities (Investment Banking & Asset Management)

Managing Director, Department Head
July 2011 - March 2015 (3 years 9 months)
Shenzhen, China

Bridge Capital Partner

CEO & Founding Partner
July 2009 - May 2011 (1 year 11 months)
Shenzhen, China

GM

Senior Financial Analyst

2007 - 2009 (2 years)

Business Development

Ping An Securities (Investment Banking)
Associate
January 2001 - June 2004 (3 years 6 months)
Shenzhen, China

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Education

Indiana University - Kelley School of Business
Graduate, MBA · (2004 - 2007)

University of Colorado Boulder - Leeds School of Business
B.S. in Business Administration, Finance · (1994 - 1998)